File No. 812-[___]

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

________________________________________________________

In the Matter of

Oppenheimer Capital Appreciation Fund

Oppenheimer Capital Income Fund

Oppenheimer Cash Reserves

Oppenheimer Commodity Strategy Total Return Fund

Oppenheimer Integrity Funds

Oppenheimer Corporate Bond Fund

Oppenheimer Developing Markets Fund

Oppenheimer Discovery Fund

Oppenheimer Discovery Mid Cap Growth Fund

Oppenheimer Dividend Opportunity Fund

Oppenheimer Emerging Markets Innovators Fund

Oppenheimer Emerging Markets Local Debt Fund

Oppenheimer Equity Fund

Oppenheimer Equity Income Fund

Oppenheimer Global Fund

Oppenheimer Global High Yield Fund

Oppenheimer Global Multi-Alternatives Fund

Oppenheimer Global Multi-Asset Income Fund

Oppenheimer Global Multi-Asset Growth Fund

Oppenheimer Global Multi Strategies Fund

Oppenheimer Global Real Estate Fund

Oppenheimer Global Opportunities Fund

Oppenheimer Global Strategic Income Fund

Oppenheimer Global Value Fund

Oppenheimer Gold & Special Minerals Fund

Oppenheimer International Bond Fund

Oppenheimer Institutional Money Market Fund

Oppenheimer International Diversified Fund

Oppenheimer International Growth Fund

Oppenheimer International Small Company Fund

Oppenheimer International Value Fund

Oppenheimer Limited-Term Bond Fund

Oppenheimer Limited-Term Government Fund

Oppenheimer Main Street Funds

Oppenheimer Main Street Select Fund

Oppenheimer Main Street Small Cap Fund

-

Oppenheimer Main Street Mid-Cap Fund

Oppenheimer Master Event-Linked Bond Fund, LLC

Oppenheimer Master Loan Fund, LLC

Oppenheimer Master Inflation Protected Securities Fund, LLC

Oppenheimer Master International Value Fund, LLC

Oppenheimer SteelPath Master MLP Fund, LLC

Oppenheimer SteelPath MLP Funds Trust

Oppenheimer Money Market Fund

Oppenheimer Multi-State Municipal Trust

Oppenheimer Portfolio Series

Oppenheimer Quest For Value Funds

Oppenheimer Real Estate Fund

Oppenheimer Rising Dividends Fund

Oppenheimer Rochester AMT-Free Municipal Fund

Oppenheimer Rochester AMT-Free New York Municipal Fund

Oppenheimer Rochester Arizona Municipal Fund

Oppenheimer Rochester California Municipal Fund

Oppenheimer Rochester Intermediate Term Municipal Fund

Oppenheimer Rochester Fund Municipals

Oppenheimer Rochester Limited Term California Municipal Fund

Oppenheimer Municipal Fund

Rochester Portfolio Series

Oppenheimer Rochester Maryland Municipal Fund

Oppenheimer Rochester Massachusetts Municipal Fund

Oppenheimer Rochester Michigan Municipal Fund

Oppenheimer Rochester Minnesota Municipal Fund

Oppenheimer Rochester North Carolina Municipal Fund

Oppenheimer Rochester Ohio Municipal Fund

Oppenheimer Rochester Short Term Municipal Fund

Oppenheimer Rochester Virginia Municipal Fund

Oppenheimer Senior Floating Rate Fund

Oppenheimer Senior Floating Rate Plus Fund

Oppenheimer Small Cap Value Fund

Oppenheimer Ultra-Short Duration Fund

Oppenheimer Series Fund

Oppenheimer Variable Account Funds
(each, an “Oppenheimer Investment Company” and collectively, the “Oppenheimer Investment Companies”)

6803 South Tucson Way

Centennial, Colorado 80112-3924

and

OFI Global Asset Management, Inc.

225 Liberty Street, 11th Floor
New York, New York 10281

and

OppenheimerFunds, Inc.

225 Liberty Street, 11th Floor
New York, New York 10281

and

OFI SteelPath, Inc.

2100 McKinney Avenue, Suite 1401

Dallas, TX

75201

________________________________________________________

APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR AN ORDER OF EXEMPTION FROM SECTION 15(a) OF THE INVESTMENT COMPANY ACT AND RULE 18f-2 THEREUNDER AND FROM CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

________________________________________________________

Please send all communications and orders regarding this Application to:

Ari Gabinet, Esq. OFI Global Asset Management, Inc. 225 Liberty Street, 11th Floor New York, New York 10281	Margery K. Neale, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019

This Application (including exhibits) consists of 51 pages.

As filed with the Securities and Exchange Commission on October 22, 2015

TABLE OF CONTENTS

Page

I.		INTRODUCTION	5
II.		BACKGROUND	9
	A.	THE OPPENHEIMER INVESTMENT COMPANIES	9
	B.	FUTURE SUBADVISED SERIES	10
	C.	THE ADVISERS	11
	D.	THE SUBADVISERS	13
III.		EXEMPTION REQUESTED	17
IV.		APPLICABLE LAW AND DISCUSSION	19
	A.	SHAREHOLDER VOTE	19
	B.	DISCLOSURE OF SUBADVISERS’ FEES	31
	C.	PRECEDENT	35
V.		CONDITIONS	36
VI.		PROCEDURAL MATTERS	40
VII.		CONCLUSION	42

I.                   INTRODUCTION

Each Oppenheimer Investment Company and any series thereof (each, a “Series” and collectively, the “Series”)[1], OFI Global Asset Management, Inc. (“OFI Global”), OppenheimerFunds, Inc. (“OFI”), and OFI SteelPath, Inc. (“OFI SteelPath” and together with OFI Global, OFI, and the Oppenheimer Investment Companies, the “Applicants”), hereby submit this application (the “Application”) to the Securities and Exchange Commission (the “Commission”) for an order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Adviser,[2] subject to the approval of the board of directors/trustees of the applicable Series (each a “Board”)[3], including a majority of those directors/trustees who are not “interested persons” (as such term is defined in Section 2(a)(19) of the 1940 Act) of the Series or the Adviser (the “Independent Board Members”), to, without obtaining shareholder approval: (i) select certain wholly-owned investment subadvisers and

[1]	The term “Series” as used herein includes the Oppenheimer Investment Companies that do not offer multiple series. Certain Oppenheimer Investment Companies or Subadvised Series (as defined below) are organized as master funds (each, a “Master Fund”) in a master-feeder structure pursuant to Section 12(d)(1)(E) of the 1940 Act. Certain Series, including any other investment company or series thereof that is advised by the Adviser, may invest substantially all their assets in a Master Fund pursuant to Section 12(d)(1)(E) of the 1940 Act (each, a “Feeder Fund”). No Feeder Fund will engage any investment adviser or subadvisers other than through approving the engagement of the applicable Master Fund’s investment adviser and any subadvisers.
[2]	The term “Adviser” means OFI Global, OFI, or OFI SteelPath, or any entity controlling, controlled by or under common control with OFI Global, OFI, or OFI SteelPath , or any of their successors, as applicable. For the purposes of the requested order, “successor” is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.
[3]	The term “Board” also includes the board of trustees or directors of a future Subadvised Series (as hereinafter defined).

non-affiliated investment subadvisers, including any subadvisers thereto (each a “Subadviser” and, collectively, the “Subadvisers”), to manage all or a portion of the assets of a Series and enter into investment subadvisory agreements with the Subadvisers (each a “Subadvisory Agreement” and, collectively, the “Subadvisory Agreements”), and (ii) materially amend Subadvisory Agreements with the Subadvisers. As used herein, a Subadviser for a Series is (1) an indirect or direct “wholly-owned subsidiary” (as such term is defined in the 1940 Act) of the Adviser for that Series, or (2) a sister company of the Adviser for that Series that is an indirect or direct “wholly-owned subsidiary” (as such term is defined in the 1940 Act) of the same company that, indirectly or directly, wholly owns the Adviser, or (3) a company of which the Adviser for that Series is an indirect or direct “wholly-owned subsidiary” (as such term is defined in the 1940 Act) (each of (1), (2) and (3) a “Wholly-Owned Subadviser” and, collectively, the “Wholly-Owned Subadvisers”), or (4) not an “affiliated person” (as such term is defined in Section 2(a)(3) of the 1940 Act) of the Series, any Feeder Fund invested in a Series that is a Master Fund, the applicable Oppenheimer Investment Company, or the Adviser, except to the extent that an affiliation arises solely because the subadviser serves as a subadviser to a Series (each a “Non-Affiliated Subadviser” and, collectively, the “Non-Affiliated Subadvisers”).[4] Such relief would

[4] Section 2(a)(3) of the 1940 Act defines “affiliated person” as follows:

“Affiliated person” of another person means (A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof. Section 2(a)(43) of the 1940 Act defines “wholly-owned subsidiary” of a person to mean “a company 95 per centum or more of the outstanding voting securities of which are owned by such person, or by a company which, within the meaning of this paragraph, is a wholly-owned subsidiary of such person.”

include, without limitation, the replacement or reinstatement of any Subadviser with respect to which a Subadvisory Agreement has automatically terminated as a result of an “assignment,” within the meaning of Section 2(a)(4) of the 1940 Act. Applicants also apply for an order of the Commission under Section 6(c) of the 1940 Act exempting each Series from certain disclosure obligations under the following rules and forms: (i) Item 19(a)(3) of Form N-1A; (ii) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8), and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934 (the “Exchange Act”); and (iii) Sections 6-07(2)(a), (b), and (c) of Regulation S-X (sometimes referred to herein as the “Fee Disclosure Relief”).

Applicants request that the relief sought herein apply to the Applicants, as well as to any existing or future Series and any other existing or future registered open-end management investment company or series thereof that intends to rely on the requested order in the future and: (a) is advised by the Adviser or any entity controlling, controlled by or under common control with the Adviser; (b) uses the manager of managers structure described in this Application (“Manager of Managers Structure”); and (c) complies with the terms and conditions of this Application (the “Subadvised Series,” and each a “Subadvised Series”). If the name of any Subadvised Series contains the name of a Subadviser, the name of the Adviser that serves as the primary adviser to that Subadvised Series or a trademark or trade name that is owned by or publicly used to identify that Adviser will precede the name of the Subadviser. All registered open-end investment companies that currently intend to rely on the requested order are named as Applicants. All Series that currently are, or that currently intend to be, Subadvised Series are identified in the Application. Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in this Application.[5]

Applicants are seeking the requested relief primarily to enable the Adviser and the Board to obtain for each Subadvised Series the services of one or more Subadvisers believed by the Adviser and the Board to be particularly well suited to manage all or a portion of the assets of the Subadvised Series, and to make material amendments to Subadvisory Agreements believed by the Adviser and the Board to be appropriate, without the delay and expense of convening special meetings of shareholders to approve the Subadvisory Agreements. Under this Manager of Managers Structure, the Adviser, in its capacity as investment adviser, evaluates, allocates assets to and supervises the Subadvisers, and makes recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board. In addition, Applicants are seeking relief from certain disclosure requirements concerning fees paid to Subadvisers.

If the relief sought is granted, the Adviser, with the approval of the Board, including a majority of the Independent Board Members, would on behalf of each Subadvised Series, without obtaining shareholder approval, be permitted to (i) hire a Non-Affiliated Subadviser or a Wholly-Owned Subadviser, including terminating an existing Subadviser and replacing it with one or more Non-Affiliated Subadvisers or Wholly-Owned Subadvisers, and (ii) materially amend Subadvisory Agreements with Non-Affiliated Subadvisers and Wholly-Owned Subadvisers. Shareholder approval will continue to be required for any other subadviser changes

[5]	The requested relief will not extend to any subadviser, other than a Wholly-Owned Subadviser, who is an affiliated person, as defined in Section 2(a)(3) of the 1940 Act, of the Subadvised Series, of any Feeder Fund, or of the Adviser, other than by reason of serving as a subadviser to one or more of the Subadvised Series (“Affiliated Subadviser”).

and material amendments to an existing Subadvisory Agreement with any subadviser other than a Non-Affiliated Subadviser or Wholly-Owned Subadviser (all such changes referred to herein as “Ineligible Subadviser Changes”), except as otherwise permitted by law or rule.

The Applicants have obtained an order from the Commission granting substantially similar relief solely with respect to Non-Affiliated Subadvisers (Oppenheimer Select Managers, et al., Investment Company Act Release Nos. 25928 (Feb. 6, 2003) (notice) and 25952 (March 4, 2003) (order) (File no. 812-12366)) (the “Non-Affiliated Subadviser Order”). Any order granted by the Commission with respect to this Application will supersede the Non-Affiliated Subadviser Order.[6]

For the reasons discussed below, Applicants believe that the requested relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that without this relief, the Subadvised Series may be (i) precluded from promptly and timely hiring Subadvisers or materially amending Subadvisory Agreements, or (ii) subject to delays and additional expense of proxy solicitation when hiring Subadvisers or materially amending Subadvisory Agreements considered appropriate by the Adviser and the Board.

II.                BACKGROUND

A.                 THE OPPENHEIMER INVESTMENT COMPANIES

Each Oppenheimer Investment Company is organized as either a Delaware trust or a Delaware limited liability company and is registered with the Commission as an open-end

[6]	Any Series that received shareholder approval to operate partially in the manner described in this Application (e.g., a Subadvised Series relying on the Non-Affiliated Subadviser Order may have approved the use of Non-Affiliated Subadvisers) and has met all other terms and conditions of the requested order may rely on the applicable part of the order requested in this Application.

management investment company under the 1940 Act. Each Oppenheimer Investment Company is managed by its Board, the majority of whom are Independent Board Members. OFI Global serves as “investment adviser,” as defined in Section 2(a)(20)(A) of the 1940 Act, to each Series other than Oppenheimer SteelPath Master MLP Fund, LLC, Oppenheimer SteelPath MLP Select 40 Fund, Oppenheimer SteelPath MLP Alpha Fund, Oppenheimer SteelPath Income Fund, and Oppenheimer SteelPath Alpha Plus Fund. OFI SteelPath serves as “investment adviser,” as defined in Section 2(a)(20)(A) of the 1940 Act, to Oppenheimer SteelPath Master MLP Fund, LLC, Oppenheimer SteelPath MLP Select 40 Fund, Oppenheimer SteelPath MLP Alpha Fund, Oppenheimer SteelPath Income Fund, and Oppenheimer SteelPath Alpha Plus Fund.

Each Oppenheimer Investment Company may offer shares of one or more Series with its own distinct investment objectives, policies and restrictions. Shares of some Series may be sold as a funding option for variable life insurance policies and variable annuity contracts issued by an insurance company.[7] Each Series may pay fees in accordance with Rule 12b-1 under the 1940 Act. Future Series structured as mutual funds also may offer, pursuant to Rule 18f-3 under the 1940 Act, one or more classes of shares that are subject to a front-end sales load or a contingent deferred sales load. Shares of each Series are offered pursuant to a registration statement filed on Form N-1A.

B.                 FUTURE SUBADVISED SERIES

[7]	Depending upon applicable law or the terms of the insurance contract, the right to vote shares is held by variable contract owners and insurance companies. Therefore, the term “shareholder” as used in this Application shall include variable contract owners and insurance companies entitled to give voting instructions with respect to a Series. Pursuant to current Commission requirements and Commission staff interpretations, insurance companies vote Series shares held in registered separate accounts in accordance with voting instructions received from variable contract owners.

Each Subadvised Series that seeks to rely on the order granted hereunder in the future will be a registered open-end investment company or series thereof. At least a majority of the Board of the Subadvised Series will consist of Independent Board Members.

Each Subadvised Series may offer shares with its own distinct investment objectives, policies and restrictions. Each of the Subadvised Series may offer, pursuant to Rule 18f-3 under the 1940 Act, one or more classes of shares that are subject to different expenses. As a result, a Subadvised Series may issue a class of shares that is subject to a front-end sales load or a contingent deferred sales load. In addition, a Subadvised Series or any class thereof may pay fees in accordance with Rule 12b-1 under the 1940 Act.

C.                 THE ADVISERS

Each of OFI Global, OFI, and OFI SteelPath is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser serves as the investment adviser to the applicable Series pursuant to an investment advisory agreement with the applicable Oppenheimer Investment Company or Adviser thereto, or as otherwise permitted under the 1940 Act (each such investment advisory agreement, an “Investment Management Agreement”). Each of OFI Global and OFI SteelPath is a direct “wholly-owned subsidiary” (as such term is defined in the 1940 Act) of OFI. OFI Global and OFI’s current business address is 225 Liberty Street, 11th Floor, New York, New York 10281. OFI SteelPath’s current business address is 2100 McKinney Avenue, Suite 1401, Dallas, Texas 75201.

Pursuant to the terms of each Investment Management Agreement, the Adviser, subject to the supervision of the applicable Board, provides continuous investment management of the assets of each Subadvised Series. As the investment adviser to each Subadvised Series, the

Adviser is responsible for determining the securities and other instruments to be purchased, sold or entered into by each Series and placing orders with brokers or dealers selected by the Adviser. The Adviser also determines what portion of each Series’ portfolio will be invested in securities and other assets and what portion, if any, will be held uninvested in cash or cash equivalents. The Adviser periodically reviews a Series’ investment policies and strategies and, based on the need of a particular Series, may recommend changes to the investment policies and strategies of the Series for consideration by the applicable Board.

Consistent with the terms of each Investment Management Agreement, the Adviser may, subject to the approval of the applicable Board, including a majority of the Independent Board Members, and the shareholders of the applicable Subadvised Series (if required), delegate portfolio management responsibilities of all or a portion of the assets of a Subadvised Series to one or more Subadvisers. In accordance with each Investment Management Agreement, the Adviser will supervise each Subadviser in its performance of its duties with a view to preventing violations of the federal securities laws. The Adviser continues to have overall responsibility for the management and investment of the assets of each Subadvised Series, and the Adviser’s responsibilities include, for example, recommending the removal or replacement of Subadvisers and determining the portion of that Subadvised Series’ assets to be managed by any given Subadviser and reallocating those assets as necessary from time to time. If the Adviser determines to delegate portfolio management responsibilities to one or more Subadvisers, the Adviser evaluates, selects and recommends Subadvisers to manage the assets (or portion thereof) of a Subadvised Series, and oversees, monitors and reviews the Subadvisers and their performance and their compliance with the Subadvised Series’ investment policies and restrictions.

For its services to each Series under the applicable Investment Management Agreement, the Adviser receives an investment management fee from or related to that Series based on the average net assets of that Series. A Subadviser will receive an investment management fee from the Adviser based on the percentage of assets overseen by the Subadviser or based on a percentage of the assets of the Subadvised Series. The fee paid to a Subadviser is a result of negotiations between the Adviser and the Subadviser and is approved by the applicable Board for that Subadvised Series, including a majority of the Independent Board Members.

The terms of each Investment Management Agreement comply with Section 15(a) of the 1940 Act. Each Investment Management Agreement has been, or will be, approved by the applicable Board, including a majority of the Independent Board Members, and by the shareholders of the relevant Subadvised Series in the manner required by Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder, unless shareholder approval is not required pursuant to a rule, no-action letter or interpretative guidance promulgated or issued by the Commission or its staff. Each other investment management agreement with respect to a Series (included in the term “Investment Management Agreement”) will comply with Section 15(a) of the 1940 Act and will be similarly approved. Applicants are not seeking an exemption from the 1940 Act with respect to any Investment Management Agreement.

D.                 THE SUBADVISERS

Pursuant to the authority under the applicable Investment Management Agreement, the Adviser may enter into Subadvisory Agreements with various Subadvisers on behalf of the Funds. OFI Global has entered into Subadvisory Agreements with OFI with respect to each Series other than Oppenheimer SteelPath Master MLP Fund, LLC, Oppenheimer SteelPath MLP Select 40 Fund, Oppenheimer SteelPath MLP

Alpha Fund, Oppenheimer SteelPath Income Fund, and Oppenheimer SteelPath Alpha Plus Fund. OFI has entered into subadvisory agreements with the following subadvisers: (1) OFI SteelPath with respect to Oppenheimer Global Multi-Alternatives Fund, Oppenheimer Global Multi-Asset Growth Fund, Oppenheimer Global Multi-Asset Income Fund and Oppenheimer Diversified Alternatives Fund/VA, a series of Oppenheimer Variable Account Funds; (2) Cornerstone Real Estate Advisers LLC, an indirect subsidiary of Massachusetts Mutual Life Insurance Company, the indirect parent company of OFI Global, OFI and OFI SteelPath, with respect to Oppenheimer Global Multi-Alternatives Fund, Oppenheimer Global Multi-Asset Growth Fund, Oppenheimer Global Multi-Asset Income Fund, Oppenheimer Global Real Estate Fund, Oppenheimer Real Estate Fund and Oppenheimer Diversified Alternatives Fund/VA, a series of Oppenheimer Variable Account Funds; and (3) Apollo Credit Management, LLC (“Apollo”), a subsidiary of Apollo Global Management, LLC, with respect to Oppenheimer Global Strategic Income Fund. All the Subadvisers are “Wholly-Owned Subadvisers,” as defined in this Application, except Apollo, which is a Non-Affiliated Subadviser. The Adviser may also, in the future, enter into Subadvisory Agreements on behalf of these or other Series.

The Subadvisers are, and any future Subadvisers will be, “investment advisers” to the Subadvised Series within the meaning of Section 2(a)(20) of the 1940 Act and either registered with the Commission as an investment adviser under the Advisers Act or not subject to such registration. The Adviser selects Subadvisers based on the Adviser’s evaluation of the Subadvisers’ skills in managing assets pursuant to particular investment styles, and recommends their hiring to the applicable Board. Subadvisers recommended to the Board will be subject to selection and approval by the Board, including a majority of the Independent Board Members. The Adviser may employ multiple Subadvisers for certain Subadvised Series. In those instances, the Adviser would allocate and, as appropriate, reallocate a Subadvised Series’ assets among the Subadvisers, and the Subadvisers would have management oversight of that portion of the Subadvised Series allocated to each of them.

The Adviser will engage in an on-going analysis of the continued advisability of retaining a Subadviser and make recommendations to the applicable Board as needed. The Adviser will also negotiate and renegotiate the terms of the Subadvisory Agreements with the Subadvisers, including the fees paid to the Subadviser, and make recommendations to the applicable Board as needed. The specific investment decisions for each Subadvised Series will be made by that Subadviser which has discretionary authority to invest the assets or a portion of the assets of that Subadvised Series, subject to the general supervision of the Adviser and the applicable Board.

The Subadvisory Agreements were initially approved by the applicable Board, including a majority of the Independent Board Members, and, to the extent that the Non-Affiliated Subadviser Order did not apply, the shareholders of the applicable Subadvised Series in accordance with Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder.

The terms of each Subadvisory Agreement comply fully with the requirements of Section 15(a) of the 1940 Act. Each Subadvisory Agreement: (i) precisely describes the compensation that the Subadviser will receive for providing services to the applicable Subadvised Series; (ii) will continue in effect for more than two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the applicable Board at the times and in the manner required by Section 15(c) of the 1940 Act; (iii) may be terminated at any time, without the payment of any penalty, by the Adviser, the applicable Board or the shareholders of the Subadvised Series on 60 days’ written notice to the Subadviser; and (iv) will terminate automatically in the event of its “assignment” as defined in Section 2(a)(4) of the 1940

Act. To the extent required by law, except as exempted pursuant to the Non-Affiliated Subadviser Order, the Applicants will continue the shareholder approval process for Subadvisory Agreements until such time as the Commission grants the exemptive relief requested herein.

The terms of the Subadvisory Agreements also will be reviewed and renewed on an annual basis by the applicable Board, including a majority of the Independent Board Members in accordance with Section 15(c) of the 1940 Act. The applicable Board will dedicate substantial time each year to the review of contract matters, including matters relating to the Investment Management Agreements and Subadvisory Agreements. The applicable Board will request and review comprehensive materials received from the Adviser, the Subadvisers, fund counsel and, when appropriate or necessary, independent third parties. The Applicants will continue this annual review and renewal process for Subadvisory Agreements in accordance with the 1940 Act if the relief requested herein is granted by the Commission.

The applicable Board will review information provided by the Adviser and Subadvisers when it is asked to approve or renew Subadvisory Agreements. A Subadvised Series will disclose in its statutory prospectus that a discussion regarding the basis for the applicable Board’s approval and renewal of the Investment Management Agreement and any applicable Subadvisory Agreements is available in the Subadvised Series’ annual or semi-annual report to shareholders for the relevant period in accordance with Item 10(a)(1)(iii) of Form N- 1A. The information provided to the applicable Board will be maintained as part of the records of the respective Subadvised Series pursuant to Rule 31a-1(b)(4) and Rule 31a-2 under the 1940 Act.

Pursuant to the Subadvisory Agreements, the Adviser will agree to pay the Subadvisers a fee out of the fee paid to the Adviser under the Investment Management Agreements. Each Subadviser will bear its own expenses of providing investment management services to the relevant Subadvised Series. Neither the Oppenheimer Investment Companies nor any Subadvised Series is responsible for paying subadvisory fees to any Subadviser.

Under the Manager of Managers Structure, the Adviser will supervise and monitor each applicable Subadviser’s performance and periodically recommend to the applicable Board which Subadvisers should be retained or released. Subadviser evaluation on both a quantitative and qualitative basis will be an ongoing process.  The Adviser periodically will gather and analyze certain performance information regarding the Subadvised Series, and such other relevant information as the Adviser deems appropriate and, based on this analysis, will assess whether to recommend to the applicable Board that a Subadviser be retained or released. In the event the Adviser believes a change in Subadvisers should be considered, the Adviser will assess replacement Subadvisers for the Subadvised Series so that any transition can be recommended to the applicable Board and, if approved, effected on a timely basis should a Subadviser change be warranted.  Such a Subadviser change may result in the replacement of the Subadviser (either directly or in connection with the engagement of a transition manager), or termination without replacement. Absent exemptive relief, however, replacing a Subadviser would necessitate a proxy solicitation, which would involve additional expense and may delay the implementation of the change, which may not be in the best interests of the shareholders.

III.             EXEMPTION REQUESTED

Applicants seek relief from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, as well as from certain disclosure requirements applicable to subadvisory fees, to facilitate the selection and retention of Subadvisers and to make material changes to Subadvisory Agreements in connection with operating the Subadvised Series. Under the requested relief, Applicants will obtain the approval of the applicable Board, including a majority of the Independent Board Members, when the Adviser proposes to replace or add a Subadviser or materially change a Subadvisory Agreement, but approval by shareholders of the applicable Subadvised Series will not be required to be sought or obtained.[8]

A Subadvised Series will be required, as provided in Condition 1 below, to obtain shareholder approval of the Manager of Managers Structure before relying on the order requested in this Application. A Subadvised Series prospectus will, at all times following such shareholder approval, contain the disclosure required by Condition 2 to this Application, provided that if shareholder approval of the Manager of Managers Structure is obtained prior to the requested order being granted, the Subadvised Series’ prospectus will disclose at all times following that approval the fact that the Subadvised Series has applied for this exemptive relief and the potential existence, substance, and effect of the requested order and the other disclosures provided for in Condition 2, below.[9]

If the requested order is granted, each Subadvisory Agreement will comply with all the provisions required by Section 15(a) of the 1940 Act except obtaining approval by the shareholders of the affected Subadvised Series, including that it will: (i) precisely describe the compensation to be paid by the Adviser to the Subadviser; (ii) continue in effect for more than two years from the date of its original approval only so long as such continuance is specifically

[8]	The Adviser acknowledges that material changes to subadvisory agreements with Affiliated Subadvisers and changes to Affiliated Subadvisers would be subject to shareholder approval, except as otherwise permitted by applicable law or by rule.
[9]	Before a Master Fund may rely on the relief requested in this Application, the operation of the Master Fund in the manner described herein will be approved by a majority of the outstanding voting securities of the Master Fund, within the meaning of the 1940 Act, pursuant to the voting instructions provided by the shareholders of the Feeder Fund or other voting arrangements that in either case comply with Section 12(d)(1)(E)(iii)(aa) of the 1940 Act or, in the case of a new Master Fund or new Feeder Fund all of whose shareholders purchase shares on the basis of a prospectus containing the relevant disclosure, by the initial shareholder prior to any public offering. See CCM Advisors Fund, et al., Investment Company Act Release Nos. 25208 (October 11, 2001) (notice) and 25251 (November 1, 2001) (order).

approved at least annually by the applicable Board at the time and in the manner required by Section 15(c) of the 1940 Act; (iii) provide, in substance, for the termination at any time, without the payment of any penalty, by the Adviser, the applicable Board or the shareholders of the applicable Subadvised Series on not more than sixty days’ written notice to the Subadviser; and (iv) provide, in substance, for the automatic termination in the event of its assignment as defined in Section 2(a)(4) of the 1940 Act. As noted above, Applicants are not requesting relief for Ineligible Subadviser Changes and will continue to seek shareholder approval in such cases, consistent with the requirements of the 1940 Act and the rules thereunder.

IV.              APPLICABLE LAW AND DISCUSSION

A.                 SHAREHOLDER VOTE

1.                  Applicable Law

Section 6(c) of the 1940 Act provides, in relevant part, that:

The Commission .. . . by order upon application, may conditionally or unconditionally exempt any person . . . or any class or classes of persons .. . . from any . . . provisions of this title or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title.

Section 15(a) of the 1940 Act provides, in relevant part, that:

It shall be unlawful for any person to serve or act as investment adviser of a registered investment company, except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company. . . .

Rule 18f-2(c)(1) under the 1940 Act provides, in relevant part, that:

With respect to the submission of an investment advisory contract to the holders of the outstanding voting securities of a series company for the approval required by Section 15(a) of the [1940] Act, such matter shall be deemed to be effectively acted upon with respect to any class or series of securities of such company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter. . . .

Rule 18f-2(c)(2) further provides that:

If any class or series of securities of a series company fails to approve an investment advisory contract in the manner required by [paragraph (c)(1) of this section], the investment adviser of such company may continue to serve or act in such capacity for the period of time pending such required approval of such contract, of a new contract with the same or different adviser, or other definitive action; provided that the compensation received by such investment adviser during such period is equal to no more than its actual costs incurred in furnishing investment advisory services to such class or series or the amount it would have received under the advisory contract, whichever is less.[10]

Section 2(a)(20) of the 1940 Act defines an “investment adviser” as follows:

“Investment adviser” of an investment company means (A) any person . . . who pursuant to contract with such company regularly furnishes advice to such company with respect to the desirability of investing in, purchasing or selling securities or other property . . .. and (B) any other person who pursuant to contract with a person described in clause (A) regularly performs substantially all of the duties undertaken by such person described in clause (A) . . . .

Section 15 of the 1940 Act applies to situations where, as here, a subadviser contracts with an investment adviser of an investment company or a subadviser contracts with a subadviser of an investment company. Accordingly, Subadvisers are deemed to be within the statutory definition of an “investment adviser,” for purposes of Section 15 of the 1940 Act, and any Subadvisory Agreements with the Subadvisers are or will be subject to Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder to the same extent as the Investment Management Agreements. Therefore, without the exemption applied for herein, a Subadvised Series: (a) would be prohibited from entering promptly into a new Subadvisory Agreement and any existing Subadvisory Agreement could not be materially amended; and (b) would be prohibited from

[10]	In the case of a Subadvised Series that may in the future be organized as a Master Fund, shareholder approval requirements under Section 15(a) and Rule 18f-2 also are governed by the voting provisions set forth in Section 12(d)(1)(E) of the 1940 Act.

continuing the employment of an existing Subadviser whose contract had been assigned as a result of a change in “control” unless the Adviser and/or the particular Subadvised Series involved were to incur the costs of convening a special meeting of Subadvised Series shareholders to approve the Subadviser’s selection and/or the change in the Subadvisory Agreement.

Rule 2a-6 under the 1940 Act provides an exemption from the shareholder voting requirements in Section 15(a) of the 1940 Act and Rule 18f-2 thereunder for certain transactions that do not result in a “change of actual control or management of the investment adviser” to a registered investment company. The Applicants do not believe that Rule 2a-6 under the 1940 Act generally provides a safe harbor to approve or materially amend Subadvisory Agreements with Wholly-Owned Subadvisers without obtaining shareholder approval as required under Section 15(a) of the 1940 Act and Rule 18f-2 thereunder.

For the reasons set forth below and subject to the conditions set forth below, Applicants seek an exemption under Section 6(c) of the 1940 Act from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to eliminate the need for the Adviser and the Subadvised Series to submit Subadvisory Agreements to the affected shareholders for approval prior to entering into or materially amending a Subadvisory Agreement.

2.                  Discussion

Applicants seek relief to permit the Adviser to enter into and materially amend Subadvisory Agreements with the Non-Affiliated and Wholly-Owned Subadvisers, each subject to the approval of the applicable Board, including a majority of the Independent Board Members, without obtaining shareholder approval as required under Section 15(a) of the 1940 Act and Rule 18f-2 thereunder.  The Applicants believe that the relief sought should be granted by the

Commission because (1) the Adviser intends to operate each Subadvised Series in a manner that is different from that of traditional investment companies having a single investment adviser (a “Single-Manager Fund”); (2) the relief will benefit shareholders by enabling each Subadvised Series to operate in a less costly and more efficient manner; and (3) the Applicants will consent to a number of conditions that adequately address the policy concerns of Section 15(a) of the 1940 Act, including conditions designed to ensure that shareholder interests are adequately protected through Board oversight.

(a)    Necessary or Appropriate in the Public Interest

In the case of a Single-Manager Fund, the investment adviser is a single entity that employs one or more individuals as portfolio managers to make investment decisions. The investment adviser may terminate or hire portfolio managers without board or shareholder approval and has sole discretion to set the compensation it pays to the portfolio managers. In the case of a Subadvised Series, the Adviser will not normally make the day-to-day investment decisions for the Subadvised Series; instead, the Adviser will establish an investment program for each Subadvised Series and select, supervise, and evaluate Subadvisers who will make the day-to-day investment decisions for each Subadvised Series.[11] In performing this service, the Adviser will be able to select those Subadvisers best suited to manage a particular Subadvised Series in light of the Subadvised Series’ strategies and the market sectors in which it invests.

From the perspective of the shareholder, the role of the Subadviser is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a Single-Manager Fund. The individual portfolio managers and the Subadvisers are each charged

[11]	The Adviser may directly manage a portion or, from time to time, all of a Subadvised Series’ assets.

with the selection of portfolio investments in accordance with a Subadvised Series’ investment objectives and policies and have no broad supervisory, management or administrative responsibilities with respect to the Subadvised Series. Applicants believe that shareholders will expect the Adviser, subject to the review and approval of the applicable Board, to select one or more Subadvisers that the Adviser has reasonably determined are well suited to achieve the Subadvised Series’ investment objective. Shareholders of Single-Manager Funds expect the investment adviser to compensate the portfolio manager out of the investment adviser’s own assets, just as the Adviser will compensate each applicable Subadviser out of the investment management fee or from other Adviser assets. Under the Single-Manager Fund structure, shareholders do not vote on the selection of individual portfolio managers or changes in their compensation. There is no compelling policy reason why the Subadvised Series’ shareholders should be required to approve the relationship between the Subadvisers and each applicable Subadvised Series when shareholders of a Single-Manager Fund are not required to approve the substantially equivalent relationship between an investment adviser and its portfolio managers.

In the absence of exemptive relief from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, when a new Subadviser is proposed for retention by a Subadvised Series, shareholders of that Subadvised Series would be required to approve the Subadvisory Agreement with that Subadviser.[12] Similarly, if an existing Subadvisory Agreement were to be amended in any material respect, the shareholders of the affected Subadvised Series would be required to approve the change. Moreover, if a Subadvisory Agreement were “assigned” as a result of a

[12]	There are limited exceptions for a Subadvised Series to appoint Wholly-Owned Subadvisers and amend existing agreements with such Subadvisers. See, e.g., Wells Fargo Bank, N.A., SEC No-Action Letter (Mar. 31, 1998).

change in control of the Subadviser, the shareholders of the affected Subadvised Series would be required to approve retaining the existing Subadviser. In all these instances, the need for shareholder approval requires the affected Subadvised Series to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Subadvised Series, and generally necessitates the retention of a proxy solicitor. This process is time-intensive, expensive and slow, and potentially harmful to the affected Subadvised Series and its shareholders.

Applicants believe that permitting the Adviser to perform the duties for which the shareholders of a Subadvised Series are paying the Adviser (which include the selection, supervision and evaluation of the Subadvisers) — without incurring unnecessary delays or expenses — is appropriate in the interest of the Subadvised Series’ shareholders and will allow the Subadvised Series to operate more efficiently. Neither the Oppenheimer Investment Companies nor the Series are expected to be required to hold annual shareholder meetings. Without the delay inherent in holding shareholder meetings (and the attendant difficulty in obtaining the necessary quorums), the Subadvised Series will be able to replace Subadvisers more quickly and at less cost, when the applicable Board, including a majority of the Independent Board Members, and the Adviser believe that a change would benefit a Subadvised Series and its shareholders.  Without the requested relief, for example, if a Subadviser were to resign unexpectedly or undergo a change of control, the affected Subadvised Series may be left to operate without a Subadviser or with less than what the Adviser may consider to be an optimum number or mix of Subadvisers.

(b)   Consistent with the Protection of Investors

Primary responsibility for management of a Subadvised Series’ assets, including the selection and supervision of the Subadvisers, is vested in the Adviser, subject to the oversight of the applicable Board.  Each Investment Management Agreement will remain fully subject to the requirements of Section 15(a) under the 1940 Act and Rule 18f-2 thereunder, including the requirement for approval by shareholders, unless such approval is not required pursuant to a rule, no-action letter or interpretative guidance promulgated or issued by the Commission or its staff. Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Subadvisers in the Adviser in light of the management structure of the Subadvised Series, as well as the shareholders’ expectation that the Adviser is in possession of information necessary to select the most able Subadvisers.  Within this structure, the Adviser is in the better position to make an informed selection and evaluation of a Subadviser than are individual shareholders.

In evaluating the services that a Subadviser will provide to a Subadvised Series, the Adviser considers certain information, including, but not limited to, the following:

(1)	the advisory services provided by the Subadviser, including the Subadviser’s investment management philosophy and technique and the Subadviser’s methods to ensure compliance with the investment objectives, policies and restrictions of the Subadvised Series;
(2)	a description of the various personnel furnishing such services, including their duties and qualifications, the amount of time and attention they will devote to the Subadvised Series, and the ability of the Subadviser to attract and retain capable personnel;
(3)	information regarding the financial condition and stability of the Subadviser; and

(4)	reports setting forth the Subadviser’s investment performance during recent periods in light of its stated objectives and current market conditions, including comparisons with broadly-based unmanaged indices, private label and any other accounts managed by the Subadviser and having similar investment objectives, and other pooled funds having similar investment objectives and asset sizes.

In addition, the Adviser and the applicable Board will consider the reasonableness of the Subadviser’s compensation with respect to each Subadvised Series for which the Subadviser will provide portfolio management services. The Subadviser’s fee directly bears on the amount and reasonableness of the Adviser’s fee payable by a Subadvised Series. Accordingly, the Adviser and the applicable Board will analyze the fees paid to Subadvisers in evaluating the reasonableness of the overall arrangements. In conducting this analysis, the Adviser and applicable Board will consider certain information, including, but not limited to, the following:

(1)	a description of the proposed method of computing the fees and possible alternative fee arrangements;
(2)	comparisons of the proposed fees to be paid by each applicable Subadvised Series with fees charged by the Subadviser for managing comparable accounts and comparisons of proposed investment management fees to be paid by each applicable Subadvised Series with fees charged by other organizations for managing other mutual funds, especially pooled funds and accounts having similar investment objectives; and
(3)	data with respect to the projected expense ratios of each applicable Subadvised Series and comparisons with other mutual funds of comparable size.

Shareholders of a Subadvised Series will receive adequate information about the Subadvisers.  The prospectus and statement of additional information (“SAI”) for each Subadvised Series will include all information required by Form N-1A concerning the Subadvisers of the applicable Subadvised Series (except as modified to permit Aggregate Fee Disclosure as defined in this Application).  If a new Subadviser is retained or a Subadvisory Agreement materially amended, the affected Subadvised Series’ prospectus and SAI will be supplemented promptly pursuant to Rule 497(e) under the Securities Act of 1933, as amended.  If new Subadvisers are hired, the Subadvised Series will inform shareholders[13] of the hiring of a new Subadviser pursuant to the following procedures (“Modified Notice and Access Procedures”): (a) within 90 days after a new Subadviser is hired for any Subadvised Series, that Subadvised Series will send its shareholders either a Multi-manager Notice or a Multi-manager Notice and Multi-manager Information Statement;[14] and (b) the Subadvised Series will make the Multi-manager Information Statement available on the website identified in the Multi-manager Notice no later than when the Multi-manager Notice (or Multi-manager Notice and Multi-

[13]	If the Subadvised Series is a Master Fund, for purposes of the Modified Notice and Access Procedures, “shareholders” include both the shareholders of the applicable Master Fund and the shareholders of its Feeder Funds.
[14]	A “Multi-manager Notice” will be modeled on a Notice of Internet Availability as defined in Rule 14a-16 under the Exchange Act, and specifically will, among other things: (a) summarize the relevant information regarding the new Subadviser; (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting the Subadvised Series.

A “Multi-manager Information Statement” will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified below by the requested order to permit Aggregate Fee Disclosure (defined below). Multi-manager Information Statements will be filed electronically with the Commission via the EDGAR system.

manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days.  In the circumstances described in this Application, a proxy solicitation to approve the appointment of new Subadvisers provides no more meaningful information to shareholders than the proposed Multi-manager Information Statement.  Moreover, as indicated above, the applicable Board would comply with the requirements of Sections 15(a) and 15(c) of the 1940 Act before entering into or amending Subadvisory Agreements.

(c)    Lack of Economic Incentives

With respect to the relief sought herein, the Applicants believe that no conflict of interest or opportunity for self-dealing would arise under the terms and conditions of this Application. The Applicants also believe that no economic incentive exists for the Adviser to select a Wholly-Owned Subadviser to manage all or a portion of the assets of a Subadvised Series. As noted above, no applicable Subadvised Series would be responsible for compensating a Wholly-Owned Subadviser. The Adviser will receive advisory fees pursuant to the Investment Management Agreement, which has been approved by the applicable Board, including a majority of the Independent Board Members, and the shareholders of the relevant Subadvised Series, unless such approval is not required pursuant to a rule, no-action letter or interpretative guidance promulgated or issued by the Commission or its staff. Each Subadviser will receive a subadvisory fee pursuant to the applicable Subadvisory Agreement, which has been approved by the applicable Board, including a majority of the Independent Board Members. Furthermore, any amendments to a Subadvisory Agreement that would increase the total advisory fees (including subadvisory fees) payable by a Subadvised Series would be Ineligible Subadviser Changes and would require shareholder approval.

Even if the Adviser had an economic incentive, the Adviser would not be able to act to the detriment of the shareholders of the Subadvised Series because of the conditions set forth in this Application. Applicants believe that conditions 6, 10 and 11 are designed to provide the Board with sufficient independence and the resources and information it needs to monitor and address any conflicts of interest. A majority of the entire Board is, and will continue to be, comprised of Independent Board Members, and the Independent Board Members will have independent counsel.[15] For any Subadvised Series that uses a subadviser that is an “affiliated person” (as that term is defined in the 1940 Act) of the Adviser, including, but not limited to, a Wholly-Owned Subadviser, condition 10 requires the applicable Board to make a separate finding, reflected in the applicable Board minutes, that any change in Subadvisers to manage all or a portion of the assets of that Subadvised Series is in the best interests of the Subadvised Series and its shareholders and does not involve a conflict of interest from which the Adviser or Subadviser derives an inappropriate advantage. A new Subadviser would also need to be approved by a majority of the Independent Board Members who are subject to limits on their ability to have a financial interest in that Subadviser.  If the Adviser proposes to terminate a Non-Affiliated Subadviser and hire a Wholly-Owned Subadviser for a Subadvised Series, the fees and other terms of the Subadvisory Agreement will be reviewed by the applicable Board, including a majority of the Independent Board Members, under Section 15(c) of the 1940 Act, and the management fee paid to the Adviser by the Subadvised Series would remain subject to the annual review by the Board.  Each Subadvisory Agreement, and the fees paid to each Subadviser

[15]	Condition 7 applies only if a Subadvised Series relies on the relief that would allow it to provide Aggregate Fee Disclosure. Nonetheless, the Independent Board Members have independent counsel, and it is the expectation of the Applicants that the Independent Board Members of Subadvised Series will in the future be represented by independent counsel.

thereunder, would also remain subject to the annual review by the applicable Board, including a majority of the Independent Board Members.

(d)   Consistent with the Policy and Provisions of the 1940 Act

Section 15(a) was designed to protect the interest and expectations of a registered investment company’s shareholders by requiring they approve investment advisory contracts, including subadvisory contracts.[16] Section 15(a) is predicated on the belief that if a registered investment company is to be managed by an investment adviser different from the investment adviser selected by shareholders at the time of the investment, the new investment adviser should be approved by shareholders.[17] The relief sought in this Application is fully consistent with this public policy.

The Investment Advisory Agreement for each Subadvised Series and subadvisory agreements with Affiliated Subadvisers for each Subadvised Series (if any) will continue to be subject to the shareholder approval requirement of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder. The prospectus of each Subadvised Series will disclose that the Adviser is the primary provider of investment advisory services to the Subadvised Series, and, if the requested relief is granted, that the Adviser may hire or change Subadvisers for the Subadvised Series, as appropriate, and that the Adviser has the ultimate responsibility to oversee Subadvisers and recommend to the Board their hiring, termination and replacement. In a Single-Manager Fund, no shareholder approval is required for the investment adviser to change a portfolio manager or revise the portfolio manager’s salary or conditions of employment, because shareholders of the

[16]	See Section 1(b)(6) of the 1940 Act.
[17]	Hearings on S. 3580 before a Subcomm. Of the State Comm. On Banking and Currency, 76th Cong. 3d Sess. 253 (1940) (statement of David Schenker).

investment company are relying on the investment adviser for the investment company’s investment results and overall management services. For those same reasons, shareholder approval should not be required in the circumstances described herein with respect to a change of Subadviser by the Adviser and the applicable Board. Eliminating the requirement of shareholder approval in such a case would be consistent with the policies and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting a formal proxy solicitation. Additionally, if a shareholder of a Subadvised Series is dissatisfied with the Adviser’s selection of a Subadviser or a material change in a Subadvisory Agreement, the shareholder may exchange its shares for those of another Series or may redeem their shares.

B.                 DISCLOSURE OF SUBADVISERS’ FEES

1.                  Applicable Law

Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires a registered investment company to disclose in its statement of additional information the method of computing the “advisory fee payable” by the investment company, including the total dollar amounts that the investment company “paid to the adviser (aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser under the investment advisory contract for the last three fiscal years.”

Rule 20a-1 under the 1940 Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the Exchange Act. Item 22 of Schedule 14A sets forth the information that must be included in a registered investment company’s proxy statement. Item 22(c)(1)(ii) of Schedule 14A requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory agreement to describe the terms of the advisory agreement, “including the rate of compensation of the investment adviser.” Item 22(c)(1)(iii) of Schedule 14A requires a description of the “aggregate amount of the investment adviser’s fee and the amount and purpose of any other material payments” by the investment company to the investment adviser, or any affiliated person of the investment adviser during the last fiscal year. Item 22(c)(8) requires a description of “the terms of the contract to be acted upon, and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.” Finally, Item 22(c)(9) requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state (i) the aggregate amount of the investment adviser’s fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the difference between (i) and (ii) stated as a percentage of the amount in (i). Together, these provisions may require a Subadvised Series to disclose the fees paid to a Subadviser in connection with a Subadvisory Agreement or with shareholder action with respect to entering into, or materially amending, an advisory agreement or establishing, or increasing, advisory fees.

Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company’s registration statement and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b) and (c) of Regulation S-X require a registered investment company to include in its financial statements information about the investment advisory fees. These provisions could require a Subadvised Series’ financial statements to disclose information concerning fees paid to a Subadviser. An exemption is requested to permit the Subadvised Series to include only the Aggregate Fee Disclosure (defined below). All other items required by Sections 6-07(2)(a), (b) and (c) of Regulation S-X will be disclosed.

For the reasons and subject to the conditions below, Applicants seek an order under Section 6(c) of the 1940 Act, to the extent described herein, to permit each Subadvised Series to disclose (as a dollar amount and a percentage of a Subadvised Series’ net assets) only (i) the aggregate fees paid to the Subadvised Series’ Adviser and any Wholly-Owned Subadvisers, (ii) the aggregate fees paid to Non-Affiliated Subadvisers, and (iii) the fee paid to each Affiliated Subadviser (collectively, the “Aggregate Fee Disclosure”) in lieu of disclosing the fees paid to each Subadviser pursuant to Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A of the Exchange Act and Section 6-07(2)(a), (b) and (c) of Regulation S-X. Applicants request that, for any Subadvised Series that is a Master Fund, this relief also permit any Feeder Fund invested in that Master Fund to disclose Aggregate Fee Disclosure. For a Subadvised Series that employs an Affiliated Subadviser, the Subadvised Series will provide separate disclosure of any fees paid to such Affiliated Subadviser.

2.                  Discussion

Applicants believe that relief from the foregoing disclosure requirements is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act, and should be granted for the following reasons: (1) the Adviser will operate the Subadvised Series using the services of one or more Subadvisers in a manner different from that of Single-Manager Funds such that disclosure of the individual fees that the Adviser or Subadvised Series would pay to each Subadviser would not be relevant to a shareholder or prospective shareholder in understanding the aggregate amount that the fund would pay for investment advisory services; (2) the relief would benefit shareholders by enabling the Subadvised Series to operate in a less costly and more efficient manner, for example, by facilitating the Adviser’s ability to negotiate and manage subadvisory relationships; and (3) Applicants would consent to a number of conditions that adequately address disclosure concerns.

As noted above, the Adviser intends to operate the Subadvised Series in a manner different from a Single-Manager Fund. By investing in a Subadvised Series, shareholders are hiring the Adviser to manage the Subadvised Series’ assets by evaluating, monitoring and recommending Subadvisers and allocating assets of the Subadvised Series among Subadvisers rather than exclusively by hiring its own employees to manage the assets directly. The Adviser, under the supervision of the applicable Board, is responsible for overseeing the Subadvisers and recommending their hiring, termination and replacement. In return, the Adviser receives an advisory fee from each Subadvised Series. Pursuant to the relevant Subadvisory Agreement, the Adviser may compensate a Subadviser out of its advisory fees or its own assets or, as a matter of administrative convenience, the Subadvised Series may pay the Subadviser the amount the Adviser owes it and reduce the amount of advisory fees it pays the Adviser by the amount of subadvisory fees it has paid to the Subadviser. Disclosure of the individual fees that the Adviser or Subadvised Series would pay to a Subadviser would not be relevant to a shareholder’s understanding of amounts paid by a Subadvised Series for advisory services since the Subadvised Series would pay the Adviser to monitor, evaluate and compensate each Subadviser. The fees negotiated between the Adviser and the Subadvisers would be the functional equivalent of requiring Single-Manager Funds to disclose the salaries of individual portfolio managers employed by that investment adviser.  In the case of a Single-Manager Fund, disclosure is made of the compensation paid to the investment adviser, but shareholders are not told or asked to vote on the salary paid by the investment adviser to individual portfolio managers. Similarly, in the case of the Subadvised Series, the shareholders will have chosen to employ the Adviser and to rely upon the Adviser’s expertise in monitoring the Subadvisers, recommending the Subadvisers’ selection and termination (if necessary), and negotiating the compensation of the Subadvisers. The disclosure relief requested would be consistent with the Commission’s current disclosure requirements applicable to the compensation of fund portfolio managers.[18]

The requested relief would benefit shareholders of the Subadvised Series because it would improve the Adviser’s ability to negotiate the fees paid to Subadvisers. The Adviser’s ability to negotiate with the various Subadvisers would be adversely affected by public disclosure of fees paid to each Subadviser. If the Adviser is not required to disclose the Subadvisers’ fees to the public, the Adviser may be able to negotiate rates that are below a Subadviser’s “posted” amounts. Moreover, if one Subadviser is aware of the advisory fee paid to another Subadviser, the Subadviser is unlikely to decrease its advisory fee below that amount. The relief will also encourage Subadvisers to negotiate lower subadvisory fees with the Adviser if the lower fees are not required to be made public.

C.                 PRECEDENT

Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15(a) and Rule 18f-2 for Non-Affiliated Subadvisers and Wholly-Owned Subadvisers, as well as relief from the disclosure requirements of the rules and forms discussed

[18]	See Investment Company Act Release No. 26533 (Aug. 23, 2004). Under these disclosure requirements a fund would be required to include in its SAI, among other matters, a description of the structure of and the method used to determine the compensation structure of its “portfolio managers.” Applicants state that with respect to each Subadvised Series, the SAI will describe the structure and method used to determine the compensation received by a portfolio manager employed by a Subadviser. In addition to this disclosure with respect to portfolio managers, Applicants state that with respect to each Subadvised Series, the SAI will describe the structure of, and method used to determine, the compensation received by the Subadviser.

herein, have been granted previously by the Commission. See, e.g., The MainStay Funds, et. al., Investment Company Act Rel. Nos. 31597 (May 11, 2015) (notice) and 31663 (June 8, 2015); ETFS Trust, et al., Investment Company Act Rel. Nos. 31511 (March 25, 2015) (notice) and 31557 (April 20, 2015) (order); BlackRock Advisors, LLC, et al., Investment Company Act Rel. Nos. 31291 (October 16, 2014) (notice) and 31335 (November 12, 2014) (order); Janus Investment Fund, et al., Investment Company Act Rel. Nos. 31145 (July 2, 2014) (notice) and 31192A (July 29, 2014) (order); Wells Fargo Trust, et al., Investment Company Act Rel. Nos. 30830 (December 13, 2013) (notice) and 30853 (January 8, 2014) (order); Franklin Templeton International Trust, et al., Investment Company Act Rel. Nos. 30679 (August 27, 2013) (notice) and 30698 (September 24, 2013) (order); Munder Series Trust, et al., Investment Company Act Rel. Nos. 30441 (March 29, 2013) (notice) and 30493 (April 24, 2013) (order); Cash Account Trust, et al., Investment Company Act Release Nos. 30151 (July 25, 2012) (notice) and 30172 (August 20, 2012) (order).

V.                 CONDITIONS.

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:[19]

(1)               Before a Subadvised Series may rely on the order requested herein, the operation of the Subadvised Series in the manner described in this Application, including the hiring of Wholly-Owned Subadvisers, will be, or has been, approved by a majority of the Subadvised Series’ outstanding voting securities as defined in the 1940 Act, which in the case of a Master

[19]	A Subadvised Series relying on the order granted hereunder will comply with conditions 7, 8, 9 and 12 only if it relies on the relief that would allow it to provide Aggregate Fee Disclosure.

Fund will include voting instructions provided by shareholders of the Feeder Funds investing in such Master Fund or other voting arrangements that comply with Section 12(d)(1)(E)(iii)(aa) of the 1940 Act (or, in the case of an insurance-related Subadvised Series, pursuant to the voting instructions provided by contract owners with assets allocated to any registered separate account for which the Subadvised Series serves as a funding medium), or, in the case of a Subadvised Series whose public shareholders (or variable contract owners through a registered separate account) purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder before such Subadvised Series’ shares are offered to the public (or the variable contract owners through a separate account).

(2)               The prospectus for each Subadvised Series, and in the case of a Master Fund relying on the requested relief, the prospectus for each Feeder Fund investing in such Master Fund, will disclose the existence, substance, and effect of any order granted pursuant to the Application. In addition, each Subadvised Series (and any such Feeder Fund) will hold itself out to the public as employing the Manager of Managers Structure. The prospectus will prominently disclose that the Adviser has the ultimate responsibility, subject to oversight by the Board, to oversee the Subadvisers and recommend their hiring, termination, and replacement.

(3)               The Adviser will provide general management services to each Subadvised Series, including overall supervisory responsibility for the general management and investment of the Subadvised Series’ assets, and, subject to review and approval by the applicable Board, the Adviser will: (a) set the Subadvised Series’ overall investment strategies; (b) evaluate, select and recommend Subadvisers to manage all or a portion of the Subadvised Series’ assets; and (c) implement procedures reasonably designed to ensure that the Subadvisers comply with the

Subadvised Series’ investment objectives, policies and restrictions. Subject to review by the applicable Board, the Adviser will (a) when appropriate, allocate and reallocate the Subadvised Series’ assets among multiple Subadvisers; and (b) monitor and evaluate the performance of the Subadvisers.

(4)               A Subadvised Series will not make any Ineligible Subadviser Changes without such agreement, including the compensation to be paid thereunder, being approved by the shareholders (or if the Subadvised Series serves as a funding medium for any sub-account of a registered separate account, the Adviser will inform the unitholders of the sub-account) of the applicable Subadvised Series, which in the case of a Master Fund will include voting instructions provided by shareholders of the Feeder Fund investing in such Master Fund or other voting arrangements that comply with Section 12(d)(1)(E)(iii)(aa) of the 1940 Act.

(5)               Subadvised Series will inform shareholders (or if the Subadvised Series serves as a funding medium for any sub-account of a registered separate account, the Adviser will inform the unitholders of the sub-account), and if the Subadvised Series is a Master Fund, shareholders of any Feeder Funds, of the hiring of a new Subadviser within 90 days after the hiring of the new Subadviser pursuant to the Modified Notice and Access Procedures.

(6)               At all times, at least a majority of the applicable Board will be Independent Board Members, and the selection and nomination of new or additional Independent Board Members will be placed within the discretion of the then-existing Independent Board Members.

(7)               Independent Legal Counsel, as defined in Rule 0-1(a)(6) under the 1940 Act, will be engaged to represent the Independent Board Members. The selection of such counsel will be within the discretion of the then-existing Independent Board Members.

(8)               The Adviser will provide the applicable Board, no less frequently than quarterly, with information about the profitability of the Adviser on a per Subadvised Series basis. The information will reflect the impact on profitability of the hiring or termination of any subadviser during the applicable quarter.

(9)               Whenever a Subadviser is hired or terminated, the Adviser will provide the applicable Board with information showing the expected impact on the profitability of the Adviser.

(10)           Whenever a subadviser change is proposed for a Subadvised Series with an Affiliated Subadviser or a Wholly-Owned Subadviser, the applicable Board, including a majority of the Independent Board Members, will make a separate finding, reflected in the applicable Board minutes, that the change is in the best interests of the Subadvised Series and its shareholders, and if the Subadvised Series is a Master Fund, the best interests of any applicable Feeder Funds and their respective shareholders, and does not involve a conflict of interest from which the Adviser or the Affiliated Subadviser or Wholly-Owned Subadviser derives an inappropriate advantage.

(11)           No Board member or officer of an Oppenheimer Investment Company, a Subadvised Series, or of a Feeder Fund that invests in a Subadvised Series that is a Master Fund, or partner, director or officer of the Adviser will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in a Subadviser except for (i) ownership of interests in the Adviser or any entity, other than a Wholly-Owned Subadviser, that controls, is controlled by or is under common control with the Adviser; or (ii) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly traded company that is either a Subadviser or an entity that controls, is controlled by or is under common control with a Subadviser.

(12)           Each Subadvised Series and any Feeder Fund that invests in a Subadvised Series that is a Master Fund will disclose in its registration statement the Aggregate Fee Disclosure.

(13)           In the event that the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.

(14)           Any new subadvisory agreement or any amendment to a Subadvised Series’ existing Investment Management Agreement or Subadvisory Agreement that directly or indirectly results in an increase in the aggregate advisory fee rate payable by the Subadvised Series will be submitted to the Subadvised Series’ shareholders (or if the Subadvised Series serves as a funding medium for any sub-account of a registered separate account, the Adviser will inform the unitholders of the sub-account) for approval.

VI.              PROCEDURAL MATTERS

Pursuant to the requirements of Rule 0-2(f) under the 1940 Act, the address of the Oppenheimer Investment Companies is:

6803 South Tucson Way
Centennial, Colorado 80112-3924

The address of OFI is:

225 Liberty Street, 11th Floor

New York, New York 10281

The address of OFI Global is:

225 Liberty Street, 11th Floor

New York, New York 10281

The address of OFI SteelPath is:

2100 McKinney Avenue, Suite 1401

Dallas, Texas 75201

Copies of all notices, orders, oral or written communications or questions regarding this Application should be directed to:

Arthur S. Gabinet OFI Global Asset Management, Inc. 225 Liberty Street, 11th Floor New York, New York 10281	Margery K. Neale, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019

Pursuant to Rule 0-2(c)(2) under the 1940 Act, each Applicant hereby states that the officer signing and filing this Application on behalf of such Applicant is fully authorized to do so; that under each Oppenheimer Investment Company’s organizational documents, responsibility for the management of the affairs and business of each Oppenheimer Investment Company is vested in the applicable Board; that by resolutions duly adopted and attached to this Application as Exhibit A, the applicable Board has authorized any officer of the Oppenheimer Investment Companies to prepare or cause to be prepared and to execute and file with the Commission this Application and any amendments hereto; and that the undersigned officer of the

Adviser is fully authorized under the Adviser’s articles of organization to prepare or cause to be prepared and to execute and file with the Commission this Application and any amendments hereto. Applicants state that the authorizations described above remain in effect as of the date hereof and are applicable to the individuals who have signed this Application. Applicants further state that each Applicant has complied with all requirements for the execution and filing of this Application in the name and on behalf of each Applicant.

The verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibits B-1, B-2, B-3 and B-4 hereto.

Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

VII.           CONCLUSION

For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief requested in the Application. Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purpose fairly intended by the policy and provisions of the 1940 Act.

[Signature Page Follows]

IN WITNESS WHEREOF, each Applicant has caused this Application to be duly executed as of the date set forth on the first page of the Application:

EACH OPPENHEIMER INVESTMENT COMPANY

By: /s/ Brian W. Wixted

Name: Brian W. Wixted

Title: Treasurer

OFI GLOBAL ASSET MANAGEMENT, INC.

By: /s/ Arthur P. Steinmetz

Name: Arthur P. Steinmetz

Title: President

OPPENHEIMERFUNDS, INC.

By: /s/ Krishna K. Memani

Name: Krishna K. Memani

Title: President

OFI STEELPATH, INC.

By: /s/ Arthur P. Steinmetz

Name: Arthur P. Steinmetz

Title: President

EXHIBITS

The following materials are made a part of the Application and are attached hereto:

Designation	Document

Exhibit A	Authorizing Resolutions of the Companies
Exhibits B-1 through B-4	Verifications

EXHIBIT A

OFFICER’S CERTIFICATE

OF

Oppenheimer Capital Appreciation Fund

Oppenheimer Capital Income Fund

Oppenheimer Cash Reserves

Oppenheimer Commodity Strategy Total Return Fund

Oppenheimer Integrity Funds

Oppenheimer Corporate Bond Fund

Oppenheimer Developing Markets Fund

Oppenheimer Discovery Fund

Oppenheimer Discovery Mid Cap Growth Fund

Oppenheimer Dividend Opportunity Fund

Oppenheimer Emerging Markets Innovators Fund

Oppenheimer Emerging Markets Local Debt Fund

Oppenheimer Equity Fund

Oppenheimer Equity Income Fund

Oppenheimer Global Fund

Oppenheimer Global High Yield Fund

Oppenheimer Global Multi-Alternatives Fund

Oppenheimer Global Multi-Asset Income Fund

Oppenheimer Global Multi-Asset Growth Fund

Oppenheimer Global Multi Strategies Fund

Oppenheimer Global Real Estate Fund

Oppenheimer Global Opportunities Fund

Oppenheimer Global Strategic Income Fund

Oppenheimer Global Value Fund

Oppenheimer Gold & Special Minerals Fund

Oppenheimer International Bond Fund

Oppenheimer Institutional Money Market Fund

Oppenheimer International Diversified Fund

Oppenheimer International Growth Fund

Oppenheimer International Small Company Fund

Oppenheimer International Value Fund

Oppenheimer Limited-Term Bond Fund

Oppenheimer Limited-Term Government Fund

Oppenheimer Main Street Funds

Oppenheimer Main Street Select Fund

Oppenheimer Main Street Small Cap Fund

Oppenheimer Main Street Mid-Cap Fund

Oppenheimer Master Event-Linked Bond Fund, LLC

Oppenheimer Master Loan Fund, LLC

Oppenheimer Master Inflation Protected Securities Fund, LLC

Oppenheimer Master International Value Fund, LLC

Oppenheimer SteelPath Master MLP Fund, LLC

Oppenheimer SteelPath MLP Funds Trust

Oppenheimer Money Market Fund

Oppenheimer Multi-State Municipal Trust

Oppenheimer Portfolio Series

Oppenheimer Quest For Value Funds

Oppenheimer Real Estate Fund

Oppenheimer Rising Dividends Fund

Oppenheimer Rochester AMT-Free Municipal Fund

Oppenheimer Rochester AMT-Free New York Municipal Fund

Oppenheimer Rochester Arizona Municipal Fund

Oppenheimer Rochester California Municipal Fund

Oppenheimer Rochester Intermediate Term Municipal Fund

Oppenheimer Rochester Fund Municipals

Oppenheimer Rochester Limited Term California Municipal Fund

Oppenheimer Municipal Fund

Rochester Portfolio Series

Oppenheimer Rochester Maryland Municipal Fund

Oppenheimer Rochester Massachusetts Municipal Fund

Oppenheimer Rochester Michigan Municipal Fund

Oppenheimer Rochester Minnesota Municipal Fund

Oppenheimer Rochester North Carolina Municipal Fund

Oppenheimer Rochester Ohio Municipal Fund

Oppenheimer Rochester Short Term Municipal Fund

Oppenheimer Rochester Virginia Municipal Fund

Oppenheimer Senior Floating Rate Fund

Oppenheimer Small Cap Value Fund

Oppenheimer Senior Floating Rate Plus Fund

Oppenheimer Ultra-Short Duration Fund

Oppenheimer Series Fund

Oppenheimer Variable Account Funds

I, Amee Kantesaria, hereby certify that I am an Assistant Secretary of each of the Oppenheimer Investment Companies, which are all organized under the laws of the State of Delaware, and further certify as follows:

Attached hereto is a true, correct and complete copy of the resolutions of each of the Board of Directors/Trustees of the Oppenheimer Investment Companies.

Dated: October 1, 2015

By: /s/ Amee Kantesaria

Name: Amee Kantesaria

Title: Assistant Secretary

Resolutions of Each Oppenheimer Investment Company relating to the authorization of the Exemptive Application

RESOLVED, that the appropriate officers of the Funds, with the advice of counsel, be and each of them acting singly hereby is, authorized and directed, for and on behalf of each Fund, to prepare and file with the Securities and Exchange Commission an exemptive application, and any amendments thereto, requesting an order pursuant to Section 6(c) of the 1940 Act that would grant an exemption from Section 15(a) of the 1940 Act and under Rule 18f-2 under the 1940 Act, as well as from certain disclosure requirements; and

FURTHER RESOLVED, that the proper officers of the Funds, be and each of them hereby is, authorized and directed, for and on behalf of the Funds, to take all action and execute all documents which they may deem necessary or appropriate to effectuate the foregoing resolution and to carry out the purposes thereof.

Exhibit B-1

OPPENHEIMER INVESTMENT COMPANIES

Verification

The undersigned states that he has duly executed the attached Application dated October 22, 2015 for and on behalf of each Oppenheimer Investment Company; that he is Treasurer of such companies; and that all action by shareholders, trustees, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Each Oppenheimer Investment Company By: /s/ Brian W. Wixted Name: Brian W. Wixted Title: Treasurer

Exhibit B-2

OFI GLOBAL ASSET MANAGEMENT, INC.

Verification

The undersigned states that he has duly executed the attached Application dated October 22, 2015 for and on behalf of OFI Global Asset Management, Inc.; that he is President of such company; and that all action by shareholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

OFI Global Asset Management, Inc. By: /s/ Arthur P. Steinmetz Name: Arthur P. Steinmetz Title: President

Exhibit B-3

OPPENHEIMERFUNDS, INC.

Verification

The undersigned states that he has duly executed the attached Application dated October 22, 2015 for and on behalf of OppenheimerFunds, Inc.; that he is President of such company; and that all action by shareholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

OppenheimerFunds, Inc. By: /s/ Krishna K. Memani Name: Krishna K. Memani Title: President

Exhibit B-4

OFI STEELPATH, INC.

Verification

The undersigned states that he has duly executed the attached Application dated October 22, 2015 for and on behalf of OFI SteelPath, Inc.; that he is President of such company; and that all action by shareholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

OFI SteelPath, Inc. By: /s/ Arthur P. Steinmetz Name: Arthur P. Steinmetz Title: President